USAA           9800 Fredericksburg Road
EAGLE          San Antonio, Texas 78288
LOGO(r)

September 24, 2013

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 92 to the Registration Statement
on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on September 12, 2013, concerning Post-Effective Amendment No. 92 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on July 31, 2013, on behalf of the USAA Emerging Markets Fund, a series of the Trust (the Fund), and the Trust’s responses thereto. The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: Please confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

Response: The Trust confirms that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

2. Comment: Please confirm that the Funds’ derivative disclosure is tailored to the activities pursued and risks presented in accordance with the SEC’s July 2010 statement on derivatives.

Response: The Trust confirms that the Funds' derivative disclosure is tailored to the activities of the Funds and the risks presented by those activities in accordance with the SEC’s July 2010 statement on derivatives.

3. Comment: Please ensure that the type size comports with SEC rules.

Response: The Trust confirms that the font size and margins in printed materials are in accordance with SEC rules.

USAA Asset Management Company

Prospectus:

4. Comment: The Fund's principal investment strategy states "[t]he Fund normally invests at least 80% of its assets in equity securities of emerging market companies." Please clarify whether "emerging market" here and in the Fund’s name is referring to emerging market companies, emerging market countries or a combination of both.

Response: The Trust respectfully declines to make the requested change as the principal investment strategy correctly states that the Fund invests in emerging market companies.  This term is further defined in the principal investment strategy on pages 12-13 of the prospectus.

5. Comment: The Staff notes that the Fund's definition of "equity securities" includes convertible securities. If the Fund may invest in non-investment grade convertible securities, please include relevant disclosure.

Response: The Trust confirms that the Fund does not invest in non-investment grade convertible securities.

6. Comment: Please clarify the meaning of the phrase "securities that carry the right to buy common stocks," as used in the principal investment strategy on page 12.

Response: This language is meant to refer to rights and warrants and similar instruments. The Trust has removed duplicative disclosure.

7. Comment: Please remove the word "significantly" from the phrase ". . . could significantly enhance overall portfolio returns" in the principal investment strategy on page 12 of the prospectus, and include disclosure that enhanced returns may not occur.

Response: The Trust has made the requested change to delete the word "significantly." The existing disclosure explains that enhanced returns are "not guaranteed or assured" and the Trust believes that this sufficiently addresses the Staff’s concerns.

8. Comment: Consider revising the definition of "emerging market company" on page 13 of the prospectus to combine the requirements under the first and second bullets into one.

Response: The Trust respectfully declines to make the requested change, as the Trust believes that the standard definition of an "emerging market company" in the investment community includes both companies that are organized under the laws of an emerging market country and those whose stock is principally traded in an emerging market country.

9. Comment: The Staff notes that Hong Kong is listed as a developed country on page 13 of the prospectus.  Please clarify that Hong Kong is not a separate country.

Response: The Trust has made the requested change.

10. Comment: Please revise the disclosure on page 14 of the  prospectus which provides that "the Fund may not invest more than 25% of its total assets in any one industry" to state  that the Fund may invest up to, but not including, 25% of its total assets in one industry.

Response: The Trust respectfully declines to make the requested change, as Instruction 4 to Item 9(b)(1) of Form N-1A defines concentration in an industry as "investing more than 25% of a Fund’s net assets in a particular industry or group of industries" and the Fund's Investment Restriction #2 mirrors the prospectus disclosure.

11. Comment: The buy/sell disclosure relating to the subadviser Victory on page 15 is inconsistent and/or unclear in several areas. Please revise.

Response: The Trust has made the requested change.

12. Comment: The Staff notes that the Fund lists "Derivatives Risk" under the Risks section on page 16 of the prospectus; however, there is no mention of the use of derivatives in the Fund's investment strategy. Please clarify whether the Fund invests in derivatives, and if so, please indicate the types of derivatives being used.

Response: The Trust has made the requested change.

13. Comment: The Staff notes that the Fund's fiscal year end on page 20 should be updated to reflect the current year.

Response: The Trust has made the requested change.

14. Comment: Please revise the applicable anti-money laundering disclosure to indicate the Trust has designated an AML officer as approved by the Board of the Trust.

Response: The Trust has made the requested change.

Statement of Additional Information (SAI):

15. Comment: Please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Trust hereby acknowledges that the SEC or its Staff may issue future guidance related to derivatives and leverage, which could impact the manner in which certain Funds operate.

16. Comment: With respect to Investment Restriction #1 in the Fund's SAI, please confirm that the prospectus also discloses how much the Fund may borrow.

Response: Response: The Trust respectfully declines to make the requested change as this disclosure is not required under Form N-1A.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

                                                                                                      /s/ Daniel Mavico
                                                                                                     Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust